UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

CORSAIR GAMING, INC.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

22041X 102

(CUSIP Number)

Corsair Group (Cayman), LP

c/o EagleTree Capital, LP

1185 Avenue of the Americas, 39th Floor

New York, NY 10036

Attn: Stephanie R. McCavitt

(212)702-5690

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP: 22041X 102

Page: Page 2 of 13

1	NAMES OF REPORTING PERSONS Corsair Group (Cayman), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,300,771
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,300,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,300,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.0% (1)
14	TYPE OF REPORTING PERSON PN

CUSIP: 22041X 102

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1	NAMES OF REPORTING PERSONS EagleTree-Carbide (GP), LLC (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,300,771
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,300,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,300,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.0% (1)
14	TYPE OF REPORTING PERSON OO

CUSIP: 22041X 102

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1	NAMES OF REPORTING PERSONS EagleTree Partners IV (GP), LP (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,300,771
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,300,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,300,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.0% (1)
14	TYPE OF REPORTING PERSON PN

CUSIP: 22041X 102

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1	NAMES OF REPORTING PERSONS EagleTree Partners IV Ultimate GP, LLC (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,300,771
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,300,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,300,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.0% (1)
14	TYPE OF REPORTING PERSON OO

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1	NAMES OF REPORTING PERSONS Anup Bagaria (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,300,771
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,300,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,300,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.0% (1)
14	TYPE OF REPORTING PERSON IN

CUSIP: 22041X 102

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1	NAMES OF REPORTING PERSONS George L. Majoros, Jr. (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 56,300,771
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 56,300,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,300,771
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.0% (1)
14	TYPE OF REPORTING PERSON IN

(1)

Calculated using the sum of (i) 95,988,656 shares of common stock, par value $0.0001 per share (“Common Stock”), outstanding as of October 25, 2022, as set forth in Corsair Gaming, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 3, 2022 and (ii) 4,545,455 shares of Common Stock issued by Corsair Gaming, Inc. on November 17, 2022 in its underwritten public offering pursuant to the final prospectus supplement, dated November 14, 2022, filed by Corsair Gaming, Inc. with the Commission on November 16, 2022.

CUSIP: 22041X 102

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(2)

The beneficial ownership of the shares of Common Stock referred to herein as reported for each of EagleTree-Carbide (GP), LLC, EagleTree Partners IV (GP), LP, EagleTree Partners IV Ultimate GP, LLC, and Messrs. Bagaria and Majoros (collectively, the “Additional Reporting Persons”) is being reported solely because each of the Additional Reporting Persons may be deemed to beneficially own the shares of Common Stock beneficially owned by Corsair Group (Cayman), LP (“CGC”), but each Additional Reporting Person disclaims beneficial ownership of such shares. EagleTree-Carbide (GP), LLC is the sole general partner of CGC; EagleTree Partners IV (GP), LP is the sole member and manager of EagleTree-Carbide (GP), LLC; and EagleTree Partners IV Ultimate GP, LLC is the sole general partner of EagleTree Partners IV (GP), LP. Messrs. Bagaria and Majoros are the co-managing members of EagleTree Partners IV Ultimate GP, LLC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Additional Reporting Persons that such Additional Reporting Person is the beneficial owner of any of the shares of Common Stock reported herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP: 22041X 102

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Explanatory Note

Each Reporting Person (as defined below) was initially eligible pursuant to Section 13(d)(6)(B) and Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to file a statement on Schedule 13G as a beneficial owner of more than five percent of the Common Stock (as defined below) of the Issuer (as defined below) before the Issuer registered the Common Stock under Section 12(b) of the Exchange Act on September 22, 2020 (the “Registration”). Each Reporting Person is filing this statement on Schedule 13D in lieu of a statement on Schedule 13G because, as a result of an additional acquisition of Common Stock of the Issuer following the Registration, the Reporting Persons have acquired beneficial ownership of more than 2.0% of the Common Stock of the Issuer during the preceding 12-month period.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Corsair Gaming, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 115 N. McCarthy Boulevard, Milpitas, CA 95035. The Common Stock is listed on The Nasdaq Global Select Market and trades under the symbol “CRSR.”

Item 2. Identity and Background

(a),(f) This Schedule 13D is being filed jointly by (i) Corsair Group (Cayman), LP (“CGC”), and (ii) EagleTree-Carbide (GP), LLC (“EagleTree GP”), EagleTree Partners IV (GP), LP (“EagleTree Partners IV”), EagleTree Partners IV Ultimate GP, LLC (“EagleTree Ultimate”), Mr. Anup Bagaria and Mr. George L. Majoros, Jr. (each an “Additional Reporting Person” and together with CGC, the “Reporting Persons”).

(1) CGC is a Cayman Islands exempted limited partnership.

(2) EagleTree GP is a Cayman Islands limited liability company and the sole general partner of CGC.

(3) EagleTree Partners IV is a Cayman Islands exempted limited partnership and the sole member and manager of EagleTree GP.

(4) EagleTree Ultimate is a Cayman Islands limited liability company and the sole general partner of EagleTree Partners IV.

(5) Messrs. Bagaria and Majoros are citizens of the United States and co-managing members of EagleTree Ultimate.

The Additional Reporting Persons may be deemed to beneficially own the shares of Common Stock beneficially owned by CGC, but each Additional Reporting Person disclaims beneficial ownership of such shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Additional Reporting Persons that it is the beneficial owner of any of the shares of Common Stock reported herein for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b)-(c) CGC is principally engaged in the business of investing in securities. EagleTree GP is principally engaged in the business of being the general partner of CGC, and EagleTree Partners IV and EagleTree Ultimate are principally engaged in the business of being the general partner or member of investment entities affiliated with EagleTree Capital, LP.

The present principal occupation or employment of each of Messrs. Bagaria and Majoros is as an executive of EagleTree Capital, LP, which provides investment advisory services to CGC and its affiliates. Each of Messrs. Bagaria and Majoros is a co-managing member of EagleTree Ultimate.

The address of the principal business office of each of the Reporting Persons is:

c/o EagleTree Capital, LP

1185 Avenue of the Americas, 39th Floor

New York, NY 10036

CUSIP: 22041X 102

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(d)-(e) During the last five years, (1) none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (2) none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

CGC initially purchased the shares of the subsidiaries of Corsair Components (Cayman) Ltd., which was the predecessor of the Issuer, in August 2017 for aggregate consideration of approximately $550 million.

On November 15, 2022, CGC agreed to purchase 2,121,212 shares (the “CGC Purchased Shares”) of the Issuer’s Common Stock in the Issuer’s underwritten public offering of an aggregate of 4,545,455 shares (the “Offering Shares”) of the Issuer’s Common Stock pursuant to the Issuer’s final prospectus supplement, dated November 14, 2022, filed with the Securities and Exchange Commission (the “Commission”) on November 16, 2022. The Offering Shares, including the CGC Purchased Shares, were sold to purchasers, including CGC, at an offering price of $16.50 per share. CGC received the CGC Purchased Shares on November 17, 2022.

Upon the consummation of the Issuer’s underwritten public offering, the Reporting Persons beneficially owned 56,300,771 shares of the Issuer’s Common Stock.

The source of funds for such transactions was capital contributions from investors in CGC.

Item 4. Purpose of the Transaction

The responses set forth in Items 3 and 6 hereof are incorporated by reference in their entirety.

The Reporting Persons acquired the shares of Common Stock reported here for investment purposes. The Reporting Persons review their investment in the Issuer on a continuing basis, and may determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, or (2) to dispose of all or a portion of the securities of the Issuer owned by them through public offerings (including pursuant to the resale registration statement filed by the Issuer) or private transactions, or (3) to take any other available course of action.

CGC controls a majority of the voting power of the Issuer’s outstanding Common Stock. Pursuant to the Investor Rights Agreement (as defined in Item 6), CGC currently has the right to designate the chairman of the Issuer’s Board of Directors and to nominate five directors to the Issuer’s Board of Directors. Accordingly, CGC has exercised its nomination right with respect to three directors—Messrs. Anup Bagaria, George L. Majoros, Jr. and Stuart A. Martin—and has designated Mr. Majoros to be the chairman of the Issuer’s Board of Directors. Pursuant to the Investor Rights Agreement, CGC has designated each of Messrs. Bagaria and Majoros to serve on the Issuer’s compensation committee and each of Messrs. Bagaria, Majoros and Martin to serve on the Issuer’s nominating and corporate governance committee.

From time to time, the Reporting Persons intend to engage in discussions with the Board of Directors of the Issuer and/or members of the Issuer’s management team concerning a broad range of operational and strategic matters, including, without limitation, the Issuer’s business, operations, capital structure, governance, management and strategy as well as potential financings, business combinations, strategic alternatives and other matters concerning the Issuer, including transactions in which the Reporting Persons may seek to participate and potentially engage. The Reporting Persons may communicate with other stockholders or third parties regarding the foregoing.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to the Issuer’s business and prospects, other developments concerning the Issuer and its businesses generally, other business opportunities available to the Reporting Persons, developments with respect to the business of the Reporting Persons, changes in law and government regulations, changes in tax laws and related regulations or the application thereof to the Company or the Reporting Persons, legal and regulatory developments, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer.

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Except as set forth in this Item 4 of this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) – The information set forth in Item 2 (Identity and Background) of this Schedule 13D and in Items 7 through 11 and 13 of each of the cover pages to this Schedule 13D are incorporated herein by reference.

The percentage of the outstanding shares of the Issuer’s Common Stock held by the Reporting Persons is calculated using the sum of (i) 95,988,656 shares of Common Stock outstanding as of October 25, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 3, 2022 and (ii) 4,545,455 shares of Common Stock issued by the Issuer on November 17, 2022 in the Issuer’s underwritten public offering pursuant to the final prospectus supplement, dated November 14, 2022, filed by the Issuer with the Commission on November 16, 2022.

(c) – Except as set forth in Item 3 of this Schedule 13D, which is incorporated herein by reference, no transactions in the Common Stock of the Issuer were effected by the Reporting Persons in the 60 days preceding the date hereof.

(d) – To the best knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) – Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Investor Rights Agreement

On September 22, 2020, in connection with the Issuer’s initial public offering, the Issuer and CGC entered into an investor rights agreement (the “Investor Rights Agreement”). The Investor Rights Agreement grants CGC the right to designate the chairman of the Issuer’s board of directors for so long as CGC and its affiliates beneficially own at least 20% of the Issuer’s common stock. CGC is also able to nominate five directors to the Issuer’s board of directors as long as CGC and its affiliates beneficially own at least 50% of the Issuer’s common stock, four directors as long as CGC and its affiliates beneficially own at least 40% and less than 50% of the Issuer’s common stock, three directors as long as CGC and its affiliates beneficially own at least 30% and less than 40% of the Issuer’s common stock, two directors as long as CGC and its affiliates beneficially own at least 20% and less than 30% of the Issuer’s common stock, and one director so long as CGC and its affiliates beneficially own at least 10% and less than 20% of the Issuer’s common stock. Furthermore, as long as CGC and its affiliates beneficially own at least 20% of the Issuer’s common stock, a change to the size of the board of directors requires approval by a majority of the CGC director designees. In addition, in the event a vacancy on the board of directors is created by the resignation of an CGC director designee, a majority of the remaining CGC director designees will have the right to have the vacancy filled by a new CGC director-designee. If there are no CGC director designees on the board of directors, the vacancy will be filled by a nominee designated by CGC. As long as CGC and its affiliates beneficially own at least 50% of the Issuer’s common stock, directors may be removed with or without cause upon a majority vote of stockholders. Pursuant to the Investor Rights Agreement, as long as CGC and its affiliates beneficially own at least 20% of the Issuer’s common stock, CGC director designees will serve on the compensation committee and nominating and corporate governance committee, subject to applicable Nasdaq rules.

In addition, the Issuer’s amended and restated certificate of incorporation and amended and restated bylaws permits, for as long as affiliates of CGC maintain beneficial ownership of at least 50% of the Issuer’s outstanding common stock, stockholder action by majority written consent, special meetings to be called by a majority of stockholders and amendments to the amended and restated certificate of incorporation and bylaws to be approved by a majority of stockholders.

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Registration Rights Agreement

In connection with the Issuer’s initial public offering, the Issuer also entered into a registration rights agreement (the “Registration Rights Agreement”) with CGC, certain stockholders and other persons who may become party thereto. Subject to certain conditions, the Registration Rights Agreement provides certain affiliates of CGC with two “demand” registrations per year in the initial 12 months following the date of the Issuer’s initial public offering and three “demand” registrations per year from and after the date that is 12 months after the Issuer’s initial public offering; provided, that if any time after the 12 months following the Issuer’s initial public offering, the Issuer is not eligible to file a Form S-3 shelf registration statement or for any other reason the “demand” registration statement is required to be filed on Form S-1, the Issuer will only be required to effect “two” demand registrations per year. In addition, the Issuer is required to file a shelf registration statement to register CGC’s shares whenever the Issuer is eligible to file a Form S-3 shelf registration statement, and is required to file an automatic shelf registration statement to the extent that it is qualified to do so. Under the Registration Rights Agreement, all holders of registrable securities party thereto are provided with customary unlimited “piggyback” registration rights following an initial public offering, with certain exceptions. The Registration Rights Agreement also provides that the Issuer will pay certain expenses of these holders relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act.

Lock-Up Agreement

In connection with the Issuer’s underwritten public offering, which was completed on November 17, 2022, the Reporting Persons agreed not to sell or transfer any shares of Common Stock beneficially owned by CGC without first obtaining the written consent of Goldman Sachs & Co. LLC (the “Underwriter”), subject to certain exceptions, for a period of six months after the date of the Prospectus. In addition, Messrs. Bagaria and Majoros, in their capacities as directors of the Issuer, agreed not to sell or transfer any shares of Common Stock beneficially owned in their individual capacities without first obtaining the written consent of the Underwriter, subject to certain exceptions, for a period ending on the earlier of (i) 90 days after the date of the prospectus for the underwritten offering and (ii) the opening of trading on the first trading day immediately following the Issuer’s public release of earnings for the quarter ending December 31, 2022.

The foregoing descriptions of the Investor Rights Agreement, Registration Rights Agreement and Lock-up Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Investor Rights Agreement, the Registration Rights Agreement, and the Lock-up Agreements, respectively, which are filed as Exhibits 99.1, 99.2, 99.3, and 99.4, respectively, to this Schedule 13D and incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits

The following documents are filed as exhibits hereto:

99.1	Investor Rights Agreement, dated as of September 22, 2020, by and between Corsair Gaming, Inc. and Corsair Group (Cayman), LP (incorporated by reference to Exhibit 4.3 of the Issuer’s Form S-1/A, filed on September 18, 2020)

99.2	Registration Rights Agreement, dated as of September 22, 2020, by and between Corsair Gaming, Inc. and Corsair Group (Cayman), LP (incorporated by reference to Exhibit 4.4 of the Issuer’s Form S-1/A, filed on September 18, 2020)

99.3	Lock-Up Agreement relating to shares of Common Stock beneficially owned by CGC

99.4	Lock-Up Agreement of Messrs. Bagaria and Majoros, as directors of the Issuer (incorporated by reference to Annex I to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on November 18, 2022)

99.5	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

99.6	Power of Attorney for Corsair Group (Cayman), LP, EagleTree-Carbide (GP), LLC, EagleTree Partners IV (GP), LP and EagleTree Partners IV Ultimate (GP), LLC (incorporated by reference to Exhibit 24.1 to the Reporting Persons’ Schedule 13G filed on February 11, 2021)

99.7	Power of Attorney for Anup Bagaria (incorporated by reference to Exhibit 24.2 to the Reporting Persons’ Schedule 13G filed on February 11, 2021)

99.8	Power of Attorney for George L. Majoros, Jr. (incorporated by reference to Exhibit 24.3 to the Reporting Persons’ Schedule 13G filed on February 11, 2021)

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2022

CORSAIR GROUP (CAYMAN), LP
By:	EagleTree-Carbide (GP), LLC, its GP,
By:	EagleTree Partners IV (GP), LP, its Sole Member,
By:	EagleTree Partners IV Ultimate GP, LLC, its General Partner,

By:	/s/ Stephanie R. McCavitt, as Attorney-in-Fact

EAGLETREE-CARBIDE (GP), LLC

By:	EagleTree Partners IV (GP), LP, its Sole Member,
By:	EagleTree Partners IV Ultimate GP, LLC, its General Partner,

By:	/s/ Stephanie R. McCavitt, as Attorney-in-Fact

EAGLETREE PARTNERS IV (GP), LP

By:	EagleTree Partners IV Ultimate GP, LLC, its General Partner,

By:	/s/ Stephanie R. McCavitt, as Attorney-in-Fact

EAGLETREE PARTNERS IV ULTIMATE (GP), LLC

By:	/s/ Stephanie R. McCavitt, as Attorney-in-Fact

ANUP BAGARIA

By:	/s/ Stephanie R. McCavitt, as Attorney-in-Fact

GEORGE L. MAJOROS, JR

By:	/s/ Stephanie R. McCavitt, as Attorney-in-Fact